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FEB 29 2016
Washington DC
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16012584

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Freimark Blair & Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Park Way - 3rd Floor
(No. and Street)

Upper Saddle River	**NJ**	**07458**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald H. Freimark **(201) 760-0080**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB JG

OATH OR AFFIRMATION

I, Donald H. Freimark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freimark Blair & Company, Inc., as of December 31, 2015, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H. Freimark, CEO & Chairman of Freimark Blair & Company, Inc., is a founder and Director of Trans-National Research Corporation, a geo-political research corporation. Mr Freimark's wife, Lucille Amato, is a majority owner of Trans-National Research Corp. and Global Assessments. Global Assessments is a General Partner of Free Market Capital, L.P. and Short Term Equity Trading L.P. Mr. Freimark is a minority investor in Free Market Capitial L.P.



Signature

CEO and Chairman

Title

DANIEL E. SCHIMELPFENIG
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/22/2020



Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
Freimark, Blair & Co., Inc.

We have audited the accompanying statement of financial condition of Freimark, Blair & Co., Inc., as of December 31, 2015 and the related statements of operations, changes in shareholder equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of Freimark, Blair & Co., Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark, Blair & Co., Inc. as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of Freimark, Blair & Co., Inc.'s financial statements. The supplemental information is the responsibility of Freimark, Blair & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 24, 2016

Freimark, Blair & Co., Inc.
Balance Sheet
As of December 31, 2015

ASSETS	
Current assets:	
Cash & cash equivalents	$2,593,175
Securities owned at market	87,255
Prepaid expenses	4,631
Other receivable	7,415
Total Current Assets	$2,692,476
Total Assets	$2,692,476
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$131,466
Shareholder's Equity:	
Class A voting common stock, no par value, authorized 2,000 shares issued and outstanding, 1,000 shares	$50,000
Class B non-voting common stock, no par value, authorized 400 shares issued and outstanding, 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares none issued and outstanding	0
Less treasury stock at cost	(751,615)
Retained earnings	3,260,125
Total Shareholder's Equity	2,561,010
Total Liabilities & Shareholder's Equity	$2,692,476

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2015

Commission revenues	$487,335
Commission & execution expenses	(210,520)
Realized trading revenues	1,726,933
Unrealized trading revenues	15,315
Net revenues	$2,019,063
General and administrative expenses:	
Salaries & consulting	$456,177
General administration	1,418,780
Total general and administrative expenses	1,874,957
Income from operations	$144,106
Other income:	
Interest income	28
Dividend income	1,125
Net income before income tax provision	$145,259
Provision for income taxes	(13,123)
Net income	$132,136

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net income	$132,136
Adjustment for non-cash items:	
Unrealized trading revenues	(15,315)
Changes in other operating assets and liabilities:	
Prepaid expenses	4,741
Other receivable	(286)
Accounts payable & accrued expenses	95,577
Net cash provided by operations	$216,853
Financing activities	
Treasury stock purchased	($636,969)
Distributions	(47,149)
Net cash used by financing activities	(684,118)
Net decrease in cash during the fiscal year	($467,265)
Cash at December 31, 2014	3,060,440
Cash at December 31, 2015	$2,593,175
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$2,766
Income taxes paid during the fiscal year	$52

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2015

	Common A and Common B Stock	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2014	$52,500	($114,646)	$3,175,138	$3,112,992
Treasury Stock Purchased		(636,969)		(636,969)
Distributions			(47,149)	(47,149)
Net income for the fiscal year			132,136	132,136
Balance at December 31, 2015	$52,500	($751,615)	$3,260,125	$2,561,010

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

Freimark, Blair & Co., Inc. (the Company) is a privately held corporation formed in New York in 1982 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients and trades for its own account.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection. Realized gains and losses from trading revenues are recorded on the trade date. Open positions are marked to the market using the closing settlement process of the open positions at the report date.

Cash & cash equivalents- For the purpose of calculating changes in cash flows, cash & cash equivalents includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements. The Company also files tax returns in the states of New Jersey New York and South Carolina. In New Jersey and New York the Company has not elected to be taxed as an S corporation at the state level. Therefore, the Company is subject to income tax at regular corporate rates, based upon income and other factors in each particular state. In South Carolina the Company has elected to be taxed as an S corporation and pays only a statutory minimum tax due for S corporations.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The Company's securities investments are a Level 1 investment at December 31, 2015.

Cash & cash equivalents, securities owned at market, other receivable, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate positions in

customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

5. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash deposits with clearing brokers, which are uninsured. If the clearing broker becomes insolvent, the Company's assets at the clearing broker could become impaired.

The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

6. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$145,259
State Income Tax	
NJ - NJ Corporation 9%	$13,073
NY - Fixed minimum tax	25
SC - S Corporation fixed minimum tax	25
Federal Income Tax	
S-Corporation - disregarded entity	$0
Provision for Income Taxes;	$13,123

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$2,561,010
DEBITS:	
Nonallowable assets:	12,046
NET CAPITAL	$2,548,964
Haircut on securities and money market funds	39,150
ADJUSTED NET CAPITAL	$2,509,814
Minimum requirements of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater.	100,000
EXCESS NET CAPITAL	$2,409,814
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$131,466
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.16%
Excess net capital previously reported	$2,415,412
Audit adjustments to provision for income tax	(5,598)
Excess net capital per this report	$2,409,814

Freimark, Blair & Co., Inc.
One Park Way- 3rd Floor
Upper Saddle River, NJ 07458

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

Freimark, Blair & Co., Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Freimark, Blair & Co., Inc. states the following:

Freimark, Blair & Co., Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Freimark, Blair & Co., Inc. met the identified provision throughout the most recent fiscal year with one exception. During the month of January 2015 interest was paid on a customer bond while the bond was in transfer. Due to a timing discrepancy, the clearing firm deposited the interest payment into a Freimark Blair & Co., Inc. proprietary account. The discrepancy was immediately discovered and the monies were correctly deposited into the customer account.

Thank you.



Donald Freimark
Chairman

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Freimark, Blair & Co., Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Freimark, Blair & Co., Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3(k): 2(ii) (the "exemption provisions) and (2) Freimark, Blair & Co., Inc. stated that it has met the identified exemption provisions through the most recent fiscal year except as described in its exemption report. Freimark, Blair & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Freimark, Blair & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 24, 2016

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Freimark, Blair & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Freimark Blair & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Freimark Blair & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Freimark Blair & Co., Inc.'s management is responsible for the Freimark Blair & Co., Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the schedule of deductions, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the schedule of deductions, supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 24, 2016

SIPC-7
(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33 REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1433*********************MIXED AADC 220
028646 FINRA DEC
FREIMARK BLAIR & CO INC
1 PARK WAY 3RD FL
UPPER SADDLE RIVER NJ 07458-2380

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STUART APPELSON 609-937-3012

2. A. General Assessment (item 2e from page 2) $ 5,117

B. Less payment made with SIPC-6 filed (exclude interest) (2,554)

7/28/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,563

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,563

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,563

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FREIMARK BLAIR & CO., INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 8th day of FEBRUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,230,734
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	17,393
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,521
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	15,315
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 902	
Enter the greater of line (i) or (ii)	902
Total deductions	184,131
2d. SIPC Net Operating Revenues	$ 2,046,603
2e. General Assessment @ .0025	$ 5,117

(to page 1, line 2.A.)